FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 10, 2006

Item 3: News Release:

A news release dated and issued on October 10, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska Ventures Ltd. changes its name.

Item 5: Full Description of Material Change:

Vancouver, BC – October 10, 2006.  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that effective the opening of markets on Wednesday, October 11, 2006, the Company’s name will be changed to CanAlaska Uranium Ltd.  As a result of the name change, the CUSIP number of the Company’s common shares has changed from 137089 10 8 to 13708P 10 2.  The Company’s common shares will continue to trade on the TSX Venture Exchange under their current stock symbol, “CVV”.

The change of the Company’s name was approved by the shareholders at the Company’s shareholder meeting held on September 20, 2006.

At the same meeting, the shareholders also re-elected the Company’s previous four directors, Messrs. Harry Barr, Hubert Marleau, Colin Bird, and Bernard Barlin.  In addition, Mr. Peter Dasler was newly elected as the Company’s fifth director.  Mr. Dasler has been the President & CEO of the Company for the past two years.  The board of directors wishes to welcome Mr. Peter Dasler to the board.

The Company is also pleased to announce that Mr. Emil Fung has been appointed Vice-President, Corporate Development.  His background in investment banking and nuclear engineering will further add to the Company’s technical and business development strengths.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of October 2006.